

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

Thomas M. Siebel
Chief Executive Officer
C3.ai, Inc.
1300 Seaport Blvd, Suite 500
Redwood City, CA 94063

> **Re: C3.ai, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 18, 2020**
> **CIK No. 0001577526**

Dear Mr. Siebel:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. We note that Mr. Siebel and his affiliates currently control 97.88% of your outstanding Class B common stock. Please tell us if, after the offering, the company will be a "controlled company" under the definition of the stock exchange on which you plan to list your Class A common stock. If so, disclose this fact on the cover page and include appropriate risk factor disclosure, including a discussion of whether you intend to take advantage of any exemptions from the corporate governance rules that are available to a controlled company.

Prospectus Summary, page 1

2. Please disclose your basis for the following claims made in this section:

- the estimate of your addressable market;
- your significant first-mover advantage in Enterprise AI;
- your solutions have returned hundreds of millions of dollars in economic benefit within one year;
- your production C3.ai roadmaps are expected to return billions of dollars in annual economic benefit for many customers; and
- your average new contract value in fiscal years 2019 and 2020 are a high-water mark for the applications software industry.

    Also, define "lighthouse customers" and discuss how they impact your business and whether they account for a material amount of your revenue

Risk Factors
Historically, a limited number of customers have accounted for a substantial portion..., page 14

3. Please disclose the material terms of your agreement with Engie, which accounted for greater than 10% of your revenue for the year ended April 30, 2020, including term and termination provisions and any minimum commitments.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 44

4. You indicate that that the U.S. federal courts will be the exclusive forum for actions under the Securities Act. Please revise your disclosure here and on page 122 to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Generate Revenue, page 60

5. To the extent material, please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Key Business Metric, page 61

6. You disclose that RPO is influenced by several factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, and seasonality and due to these factors, it is important to review RPO in conjunction with revenue and other financial metrics disclosed elsewhere in this prospectus. Please tell us, and revise accordingly, what other operating metrics you regularly review and what consideration you gave to disclosing information about those metrics. We refer you to Section III.B of

SEC Release No. 33-8350.

7. You disclose that the RPO metric includes non-cancellable contracted amounts to be invoiced and recognized in future periods. You also disclose on page 63 that Baker Hughes has minimum, non-cancellable revenue contracts in material amounts over a three year period which appear to comprise a significant portion of your RPO metric. Please revise your RPO metric disclosures to reconcile or explain how much of the RPO metric composition and increase is attributable to each of the deferred revenue and the non-cancellable contract amounts as well as the portions attributable to the materially significant Baker Hughes arrangements.

Sales and Marketing, page 69

8. You disclose a material increase in sales and marketing for the fiscal year ended April 30, 2020 that was due to a number of factors. Please revise to disclose any continuing trends among these factors and costs that are reasonably likely to materially impact future results of operations. See the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350.

Critical Accounting Policies and Estimates
Revenue Recognition, page 73

9. You disclose that sales of your perpetual and term licenses grant customers the right to use your functional intellectual property, either on their own cloud instance or internal hardware infrastructure, over the contractual term. Please provide us with an analysis of how you determined that the software and maintenance and support services are highly integrated and interrelated and therefore are accounted for as a single performance obligation. We refer you to ASC 606-10-25-21.

10. You disclose that you first allocate the transaction price to the performance obligations with established standalone selling prices then apply the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. You also disclose that if applying the residual approach results in zero or very little consideration being allocated to the combined performance obligation, you will consider all reasonably available data to determine an appropriate allocation of the transaction price. Please tell us how you considered whether the selling price of the license or subscription and bundled maintenance and support services is highly variable, allowing for the use of the residual approach. In addition, describe in more detail your other allocation approaches to estimate standalone selling price to the license or subscription and bundled maintenance and support services. We refer you to ASC 606-10-32-34.

Large Total Addressable Market, page 80

11. Please identify the "leading research firm" that you refer to in this section.

Business
Rapid Time to Value, page 82

12. Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.

Certain Relationships and Related Party Transactions
Transactions with Baker Hughes, page 112

13. Please clarify that Lorenzo Simmonelli, Chief Executive Officer of Baker Hughes, was appointed to your board as part of a strategic collaboration agreement whereby Baker Hughes had a right to appoint a director. Also, disclose the amount of revenue that you generated under the agreement with Baker Hughes in prior periods. We note that Baker Hughes was a significant customer that accounted for greater than 10% of your revenue for the year ended April 30, 2020. See Item 404(a)(3) of Regulation S-K.

Description of Capital Stock, page 118

14. Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.

Notes to Consolidated Financial Statements
2. Revenue, page F-19

15. You disclose that in addition to subscriptions, you also sell premium stand-ready COE support services, hosting services, and trials of your applications as part of your customer acquisition strategy that are distinct performance obligations. In addition, you state that your goal is to establish and maintain a global leadership position in Enterprise AI across all market segments including large enterprises, small and medium businesses, and government entities. Please tell us what consideration was given to disaggregating revenue by these categories. We refer you to ASC 606-10-55-90 and 55-91.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Calise Cheng